UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 2, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of June 2, 2026.

The information contained in Exhibit 1 to this Form 6-K, except (i) the heading “Firmly on track to deliver FY guidance, driven by continued U.S. delivery and New Category momentum”, the reference to “; now expect mid-teens revenue growth for H1 and FY 2026” in the first bullet point, the reference to “and category contribution” (and the related endnote) in the second bullet point, the third bullet point (and the related endnote), the sixth bullet point (and the related endnote), the seventh bullet point (and the related endnote), the reference to “: 3-5% revenue, 4-6% APFO and 5-8% diluted adjusted EPS growth, with 2026 performance still expected at the lower end of these ranges” (and the related endnotes) in the penultimate bullet point and the reference to “; on track to reduce leverage to within 2-2.5x by year-end” (and the related endnote) in the last bullet point, (ii) the first sentence of the first paragraph, the reference to “and we now expect to deliver mid-teens for 2026” in the first sentence of the third paragraph and the last paragraph (and the related endnote) under the heading “Tadeu Marroco, Chief Executive”, (iii) (x) the reference to “, now expecting mid-teens revenue growth in H1 and FY26” in the heading “2. Accelerating New Category performance, now expecting mid-teens revenue growth in H1 and FY26”, (y) the last bullet point under the heading “2.2 Vuse: Extending global value share leadership; Strong U.S. financial performance” and (z) the first bullet point (and the related endnote) and the reference to “We expect to be within our 2.0-2.5x adjusted net debt/adjusted EBITDA target range by year-end, while maintaining a” (and the related endnote) in the last bullet point under the heading “3. Continued strong cash delivery, and balanced capital allocation”, (iv) the bullet points (and the related endnotes) under the heading “Technical guidance for FY26:” (except for the first bullet point), (v) the heading “Webcast and Conference call - The conference call will begin at 8.30am (BST)” and the three paragraphs thereunder, (vi) the paragraph under the heading “Market share data YTD March 2026 average share growth vs. FY25 average, unless otherwise stated”, (vii) the heading “H1 2025 Analysis of adjusted profit from operations and diluted earnings per share by segment” and the table and notes thereunder, (viii) the second paragraph under the heading “Note on Non-GAAP Measures” and (ix) prong (i), prong (ii) and prong (iv) in the third sentence of the second paragraph under the heading “Forward looking statements” is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440, 333-237186, 333-285085 and 333-289164 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-288448, 333-288448-01, 333-288448-02, 333-288448-03, 333-288448-04 and 333-288448-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V., Reynolds American Inc. and B.A.T. International Finance p.l.c., and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Firmly on track to deliver FY guidance, driven by continued U.S. delivery and New Category momentum” dated June 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date: June 2, 2026